Exhibit 99.1

Aether Global Innovations Corp. and Idroneimages Ltd. Sign Strategic Partnership MOU with Limitless Integrations LLC., an integration solutions and deployment service provider for safety and security

Vancouver, B.C. – August 21, 2023 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a drone management and automation company, and Idroneimages Ltd. (“IDIPLOYER”) today announced the companies have signed a memorandum of understanding (MOU) for a Strategic Partnership with Limitless Integrations LLC. (“Limitless”), an integration solutions and deployment service provider for safety and security communications and surveillance technologies. The Strategic Partnership MOU is non-binding until finalized and will focus initially on collaborative product  integrations and deployment with a focused around large-scale facilities and critical infrastructure operations.

Aether Global and IDIPLOYER believe this Strategic Partnership with Limitless will bring great value in furthering both companies combined business strategies for supporting property owners in management and monitoring of their facilities, specifically around drone base station infrastructure and technology integrations.

"I have had the pleasure to have known and worked with TJ Dooley and his team for many years” shared Phil Lancaster, CEO and President of Aether Global Innovations. “Limitless Integrations has worked in the field of security integrations for over 25 years and are experts when it comes to complex technologies around telecommunications, surveillance and security. This partnership fits within the needs of many of our existing partners for integrating their solutions with one another.”

“Our team is very pleased about this opportunity to work with Aether Global and IDIPLOYER on this Strategic Partnership,” expressed T.J. Dooley, CEO and Founder of Limitless Integrations. “We work with several critical infrastructure businesses, large scale facilities, all of whom are looking to advance their efforts in drone management and monitoring services. We are confident our team can successfully integrate these solutions together to meet the needs of all our clients.”

Limitless, IDIPLOYER and Aether Global have already begun working on the final details of the Strategic Partnership and are in discussions around solution integrations with several partner technologies. All three companies plan to update the marketplace, clients, partners and shareholders as market impacting achievements are delivered.

In other news, Aether Global announced that the Company has granted an aggregate 2,450,000 incentive stock options (the “Options”) to officers, directors and consultants of the Company. The Options are exercisable at $0.05 CAD per share for a period of three years from the date of grant.  The Options have been granted under and are governed by the terms of the Company’s incentive stock option plan. Furthermore, the Company has entered into a Consulting Agreement (the “Agreement) with Capital Analytica dated August 1, 2023. Pursuant to the Agreement, Capital Analytica has agreed to provide services to the Aether Global, and the Company will pay Capital Analytica a fee of $100,000 for a term of six months. The services will include on-going social media consultation regarding engagement and enhancement, social sentiment reporting, social engagement reporting, discussion forum monitoring and reporting, corporate video dissemination and other related investor relation services.

About Aether Global Innovations Corp.

Aether Global Innovations (AETH) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. Learn more at www.aethergic.com

About Idroneimages Ltd (IDIPLOYER)

Backed up by 5 years of Drone Pilot Experience IDIPLOYER set out to solve a problem, how to automate commercially available drones. Using this experience and the technical knowledge within their team they set about prototyping and testing basic automation workflows. Following successful tests with the DJI Mavic 2 they rapidly went into production. The IDIPLOYER NeXus and NeXus Plus was born and is now shipped globally to clients automating operations across industries including energy, infrastructure and construction. www.idiployer.com

About Limitless Integration LLC

Headquartered near Cincinnati, Ohio with operations on the East Coast, Midwest and West Coast of US and Canada, Limitless Integrations is an integrated physical security and health safety provider that specializes in new, innovative threat detection solutions for facilities in key vertical markets nationwide. Learn more at: www.limitlessintegrations.com.

ON BEHALF OF AETHER GLOBAL BOARD OF DIRECTORS

Philip Lancaster, President and CEO

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.